Exhibit 3.3
(English translation to follow)
CONVENIO MODIFICATORIO DEL
CONTRATO DE FIDEICOMISO IRREVOCABLE NÚMERO F-410
entre
ING. JOSÉ FRANCISCO SERRANO SEGOVIA
SR. RAMÓN SERRANO SEGOVIA
SRA. TERESA SERRANO SEGOVIA
como “Fideicomitentes”
y
GE CAPITAL BANK, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE,
GE CAPITAL GRUPO FINANCIERO
como “Fiduciario”
Con la comparecencia de CITIBANK, N.A.
DE FECHA 15 DE DICIEMBRE DE 2004

CONVENIO MODIFICATORIO DEL CONTRATO DE FIDEICOMISO IRREVOCABLE NUMERO F-410, de fecha 15 de diciembre de 2004, que celebran:

(1)	EL INGENIERO JOSÉ FRANCISCO SERRANO SEGOVIA (en lo sucesivo el “Ing. José Serrano”);

(2)	EL SEÑOR RAMÓN SERRANO SEGOVIA (en lo sucesivo el “Sr. Ramón Serrano”, y junto con el Ing. José Serrano, los “Sres. Serrano”);

(3)	LA SEÑORA TERESA SERRANO SEGOVIA (en lo sucesivo la “Sra. Teresa Serrano”); y

(4)	GE CAPITAL BANK, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GE CAPITAL GRUPO FINANCIERO, como Fiduciario del fideicomiso referido en el Antecedente I de este Convenio, una institución de crédito debidamente organizada y existente para actuar como fiduciario conforme a las leyes del los Estados Unidos Mexicanos (en lo sucesivo el “Fiduciario”), representada en este acto por sus Delegados Fiduciarios Elvira Gutiérrez Escobar y Aurelio Sergio Torres Rodríguez.
      Con la comparecencia de CITIBANK, N.A. (el “Banco”), y con el reconocimiento y aceptación de Grupo TMM, S.A. (“Grupo TMM”), TMM Holdings, S.A. de C.V. (“TMM Holdings”) y TMM Multimodal, S.A. de C.V. (“MM”).
A N T E C E D E N T E S
      I. - Con fecha 14 de diciembre del 2001, los Sres. Serrano, la Sra. Teresa Serrano y el Fiduciario, con la comparecencia del Banco, celebraron un contrato de fideicomiso irrevocable, el cual fue modificado conforme a cierto convenio modificatorio suscrito por las mismas partes el 19 de septiembre del 2002 (el “Contrato de Fideicomiso”), conforme al cual los Sres. Serrano y la Sra. Teresa Serrano constituyeron el fideicomiso número F-410 con el Fiduciario (el “Fideicomiso”) al cual el Ing. José Serrano aportó 3,036,555 (tres millones treinta y seis mil quinientas cincuenta y cinco) acciones de la Serie “A”, el Sr. Ramón Serrano aportó 2,277,681 (dos millones doscientas setenta y siete mil seiscientas ochenta y un) acciones de la Serie “A” y la Sra. Teresa Serrano aportó 4,412,914 (cuatro millones cuatrocientas doce mil novecientas catorce) acciones de la Serie “A”. todas ellas representativas del capital social de Grupo TMM. Los términos definidos en el Contrato de Fideicomiso se utilizan en el presente Convenio con el mismo significado que ahi se les atribuye a menos que se definan especificamente de una manera diferente en este Convenio.
      II. - A la fecha el Patrimonio Fideicomitido incluye, entre otras cosas, 179,234 (ciento setenta y nueve mil doscientas treinta y cuatro) acciones de la Serie “A” aportadas por el Ing. José Serrano (las “Acciones JOSS”), 134,441 (ciento treinta y cuatro mil cua-

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trocientas cuarenta y un) acciones de la Serie “A” aportadas por el Sr. Ramón Serrano (las “Acciones RASS”), y 260,475 (doscientas sesenta mil cuatrocientas setenta y cinco) acciones de la Serie “A” aportadas por la Sra. Teresa Serrano (las “Acciones TESS”), todas ellas, en conjunto, representativas del 1.007% (uno punto cero cero siete por ciento) del capital social de Grupo TMM actualmente en circulación.
      III. - Con el fin de garantizar ciertas obligaciones de Promotora Servia, S.A. de C.V. y los Sres. Serrano en favor del Banco, en diciembre de 2002, el Fiduciario constituyó una caución bursátil sobre las Acciones JOSS, las Acciones RASS y las Acciones TESS (la “Caución Bursátil”), con Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex como administrador de la caución.
      IV. - Con fecha 15 de diciembre de 2004, Kansas City Southern (“KCS”), KARA Sub Inc. (“Kara Sub”), KCS Investment I, Ltd. (“KCS Investment”), KCS Acquisition Subsidiary, Inc. (“KCS Sub”), y Caymex Transportation, Inc. (“Caymex”), por una parte, y Grupo TMM, TMM Holdings, y MM, por la otra parte, suscribieron un Convenio denominado Amended and Restated Acquisition Agreement (el “AAA”), el cual modifica en su integridad cierto contrato denominado Acquisition Agreement de fecha 20 de abril del 2003, conforme al cual, según ha quedado modificado, y sujeto a las condiciones ahi establecidas, KARA Sub, KCS Investment y Caymex adquirirán (la “Adquisición”) todas las acciones propiedad de MM de las representativas del capital social de Grupo Transportación Ferroviaria Mexicana; S.A. de C.V. (“GTFM”).
      V. - Grupo TMM es legítimo propietario de 49 (cuarenta y nueve) acciones de la parte fija y 4,202,359 (cuatro millones doscientas dos mil trescientas cincuenta y nueve) acciones de la parte variable del capital social de TMM Holdings, libres de todo gravamen, demanda o de derechos por parte de terceros, representativas del 99.99% (noventa y nueve punto noventa y nueve por ciento) del capital social de TMM Holdings (las “Acciones TMM Holdings”).
      VI. - Con fecha 11 de agosto de 2004, TMM Holdings e Inmobiliaria TMM, S.A. de C.V. (“Immobiliaria”), como fideicomitentes, The Bank of New York como agente de garantías y fideicomisario en primer lugar, y Banco J.P. Morgan, S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, como fiduciario, suscribieron un Contrato de Fideicomiso Irrevocable de Administración y Garantía Número F/00088 (el “Contrato de Fideicomiso MM”), conforme al cual (i) TMM Holdings e Inmobiliaria constituyeron un fideicomiso (el “Fideicomiso MM”), (ii) TMM Holdings aportó 49 (cuarenta y nueve) acciones de la Clase I, Serie A y 2,661,208 (dos millones seiscientos sesenta y un mil doscientos ocho) acciones de la Clase II, Serie A, representativas del capital social de MM y que representan, en conjunto, más del 96% (noventa y seis por ciento) del capital social de MM (las “Acciones MM”) e Inmobiliaria aportó 1 (una) acción de la Clase I, Serie A, de las representativas del capital social de MM, y (iii) el fiduciario debe permitir a TMM Holdings ejercer en nombre y en representación del fiduciario, todos los derechos de voto, corporativos y cualquier otro inherente a las Acciones MM aportadas respectivamente por TMM Holdings, excepto en el caso de que el

3.
fiduciario del Fideicomiso MM hubiere recibido de The Bank of New York, en su capacidad de agente de garantías conforme al Contrato de Fideicomiso MM, un aviso de incumplimiento solicitando al fiduciario el revocar los poderes otorgados a TMM Holdings y para ejercer los derechos de voto correspondientes a las Acciones MM.
      VII. - MM es legitimo propietario de 3,868,401 (tres milliones ochocientas sesenta y ocho mil cuatrocientas una) acciones representativas del 38.43% (treinta y ocho punto cuarenta y tres por ciento) del capital social de GTFM, libres de todo gravamen, demanda o limitación de derechos por parte de terceros (las “Acciones GTFM”).
      VIII. - La celebración del presente Convenio Modificatorio es una condición respecto de las obligaciones asumidas por KCS, Kara Sub, KCS Investment, KCS Sub y Caymex en el AAA.
      IX. - Los Sres. Serrano y la Sra. Teresa Serrano desean suscribir este Convenio Modificatorio con el fin de establecer un mecanismo legal para que en la Asamblea de Accionistas de Grupo TMM en la cual el AAA sea sometido para su aprobación, las Acciones se voten a favor de la aprobación del AAA.
      X. - El presente Convenio Modificatorio constituye un contrato válido y exigible en sus términos en contra de las partes del mismo, y excepto por la Caución Bursátil y el Fideicomiso, no existe gravamen, limitación, opción o interés alguno respecto de las Acciones que forman parte del Patrimonio Fideicomitido.
      POR LO ANTERIOR, y tomando en cuenta los Antecedentes anteriores y de acuerdo con lo permitido conforme al Inciso 6.02 del Contrato de Fideicomiso, las partes convienen y se obligan de conformidad con las siguientes:
C L A U S U L A S
      PRIMERA. El Inciso 4.02 del Contrato de Fideicomiso se modifica por este medio de manera tal que a partir de la fecha de este Convenio Modificatorio dicho Inciso 4.02 quedará redactado de la siguiente manera:
      “Inciso 4.02. Derechos Corporativos de las Acciones. El Fiduciario en todo caso administrará y ejercerá los derechos corporativos inherentes a las Acciones que mantenga en su poder, conforme a las instrucciones (i) del Ing. José Serrano en relación con las Acciones JOSS, (ii) del Sr. Ramón Serrano respecto de las Acciones RASS, y (iii) de la Sra. Teresa Serrano respecto de las Acciones TESS; en el entendido que, no obstante lo anterior, en el supuesto de que una asamblea de accionistas de Grupo TMM sea convocada en o antes del 31 de diciembre del 2005, para analizar y, en su caso, irrevocablemente aprobar la Adquisición y las otras transacciones contempladas en el AAA y los documentos accesorios al AAA (los “Documentos Accesorios”), el Fiduciario ejercitará los derechos de voto inherentes a todas las Acciones que mantenga en su poder:”

4.

(i)	aprobando irrevocablemente la Adquisición y las otras operaciones contempladas por el AAA, así como los Documentos Accesorios;

(ii)	instruyendo irrevocablemente para que se convoque a una asamblea de accionistas de TMM Holdings para analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras operaciones contempladas en los Documentos Accesorios; y

(iii)	instruyendo irrecovablemente que, en las asamblea be accionistas de TMM Holdings que se convoque para analizar y, en su caso, aprobar irrecocablemente la Adquisición y las otras operaciones contempladas en los Documentos Accesorios, el derecho de voto inherente a todas las Acciones TMM Holdings sea ejercido por Grupo TMM (I) aprobando irrevocablemente la Adquisición y las otras transacciones contempladas por el AAA, y los Documentos Accesorios; y (II) instruyendo irrevocablemente que (A) se convoque a una asamblea de accionistas de MM para analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras transacciones contempladas por los Documentos Accesorios, y (B) en la asamblea de accionistas de MM convocada irrevocablemente para analizar y, en su caso, aprobar la Adquisición y las otras operaciones contempladas en los Documentos Accesorios, TMM Holdings ejerza los derechos de voto inherentes a todas las Acciones MM aprobando irrevocablemente la Adquisición, todas las otras operaciones contempladas por el AAA, los Documentos Accesorios y cualquier otro asunto relacionado con la celebración, aprobación, entrega (delivery), cumplimiento y ejecución del AAA.
           Para los efectos del presente Fideicomiso:
“AAA” significa el convenio denominado Amended and Restated Acquisition Agreement que con fecha 15 de diciembre de 2004, suscribieron Kansas City Southern (“KCS”), KARA Sub Inc., KCS Investment I, Ltd., KCS Acquisition Subsidiary, Inc., y Caymex Transportation, Inc., por una parte, y Grupo TMM, TMM Holdings, y MM, por la otra parte, el cual modifica en su integridad cierto contrato denominado Acquisition Agreement de fecha 20 de abril del 2003, conforme al cual, según ha quedado modificado, y sujeto a las condiciones ahí establecidas, KARA Sub Inc., KCS Investment I, Ltd. y Caymex Transportation, Inc. adquirirán (la “Adquisición”) todas las acciones propiedad de MM de las representativas del capital social de Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
           Queda expresamente establecido que (i) el Fiduciario deberá asistir a todas las asambleas ordinarias y extraordinarias de accionistas de Grupo TMM a que sea convocado y ejercerá los derechos de voto inherentes a las acciones que mantenga en su poder de conformidad con lo establecido en este Inciso 4.02, y (ii) el Fiduciario, previa solicitud

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por escrito de KCS (con copia entregada a los Sres. Serrano y a la Sra. Teresa Serrano), deberá solicitar al presidente o al secretario del consejo de administración de Grupo TMM, que convoque a una asamblea de accionistas de Grupo TMM para analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras operaciones contempladas en los Documentos Accesorios.”
      SEGUNDA. El Inciso 6.02 del Contrato de Fideicomiso se modifica por este medio de manera tal que a partir de la fecha de este Convenio Modificatorio dicho Inciso 6.02 quedará redactado de la siguiente manera:
      “Inciso 6.02. Modificaciones. (i) Ninguna modificación o dispensa a disposición alguna del presente Fideicomiso será válida a menos que se encuentre por escrito y firmada por el Fiduciario, los Sres. Serrano, la Sra. Teresa Serrano y el Banco, y en dicho caso, dicha modificación o dispensa solamente será válida para el caso específico y en relación con la modificación o dispensa para la cual se ha otorgado; (ii) en el entendido que, no obstante lo anterior, en o antes del 31 de diciembre del 2005 (o cualquier otra fecha posterior a la que se extendiere la Fecha de Terminación (según se define en el AAA) del AAA), cualquier modificación o dispensa a cualquier disposición del Inciso 4.02 del presente Fideicomiso o del apartado (ii) de este Inciso 6.02, deberá ser también aprobada y consentida previamente y por escrito por KCS.
      Los derechos que se conceden a KCS conforme a este Inciso 6.02, constituyen una estipulación a favor de KCS conforme a los artículos 1868, 1869 y 1870 del Código Civil Federal, respecto de la cual los Sres. Serrano y la Sra. Teresa Serrano, renuncian a los derechos y excepciones que pudieren corresponderles conforme a los artículos 1871 y 1872 del Código Civil Federal.”
      TERCERA. Las partes de este Convenio Modificatorio convienen en que nada de lo que se establece en este Convenio Modificatorio afectará cualquier derecho que el Banco pueda tener como acreedor garantizado con respecto de las Acciones, y con excepción de las disposiciones del Contrato de Fideicomiso que específicamente se modifican conforme a este Convenio Modificatorio, todas las demás disposiciones del Contrate de Fideicomiso se ratifican por este medio.
      EN TESTIMONIO DE LO ANTERIOR, las partes suscriben el presente Convenio en la fecha indicada en el proemio de este instrumento.
LOS “FIDEICOMITENTES”:

ING. JOSE SERRANO SEGOVIA	SR. RAMÓN SERRANO SEGOVIA

/s/ ING. JOSE SERRANO SEGOVIA	/s/ SR. RAMÓN SERRANO SEGOVIA

ING. JOSE SERRANO SEGOVIA	SR. RAMÓN SERRANO SEGOVIA

6.
SRA. TERESA SERRANO SEGOVIA
/s/ Teresa Serrano Segovia

EL “FIDUCIARIO”:
GE CAPITAL BANK, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE
GE CAPITAL GRUPO FINANCIERO

/s/ Elvira Gutiérrez	/s/ Aurelio Sergio Torres

Por: Elvira Gutiérrez Escobar Cargo: Delegado Fiduciario	Por: Aurelio Sergio Torres Rodríguez Cargo: Delegado Fiduciario
EL “BANCO”:
CITIBANK, N.A.

Por:
Cargo:
ENTERADO Y ACEPTADO:

GRUPO TMM, S.A.	TMM HOLDINGS, S.A. DE C.V.

/s/ Jóse F. Serrano Segovia	/s/ Jóse F. Serrano Segovia
/s/ Javier Segovia Serrano	/s/ Javier Segovia Serrano

Por: Jóse F. Serrano Segovia y Javier Segovia Serrano	Por: Jóse F. Serrano Segovia y Javier Segovia Serrano

Cargo: Attorney in Fact/Attorney in Fact	Cargo: Attorney in Fact/Attorney in Fact

7.
TMM MULTIMODAL, S.A. DE C.V.
/s/ Jose F. Serrano Segovia
/s/ Javier Segovia Serrano

Por:          Jose F. Serrano Segovia y
                 Javier Segovia Serrano

Cargo:	Attorney In Fact/Attorney In Fact

SRA. TERESA SERRANO SEGOVIA
/s/ Teresa Serrano Segovia

EL “FIDUCIARIO”:
GE CAPITAL BANK, S.A.
INSTITUCIÓN DÉ BANCA MÚLTIPLE
GE CAPITAL GRUPO FINANCIERO

/s/ Elvira Gutierrez	/s/ Aurelío Sergio Torres

Por: Elvira Gutierrez Escobar Cargo: Delegado Fiduciario	Por: Aurelío Sergio Torres Rodriquez Cargo: Delegado Fiduciario
EL “BANCO”:
CITIBANK, N.A.
/s/ Catharine J. Pulver

Por: Catharine J. Pulver
Cargo: Vice President/Senior Credit Officer
Investment Finance — Latin America
Private Banking Group
ENTERADO Y ACEPTADO:

GRUPO TMM, S.A.	TMM HOLDINGS, S.A. DE C.V.

/s/ Jóse F. Serrano Segovia	/s/ Jóse F. Serrano Segovia
/s/ Javier Segovia Serrano	/s/ Javier Segovia Serrano

Por:	Por:

Cargo:	Cargo:

Exhibit 3.3

AMENDING AGREEMENT TO THE IRREVOCABLE TRUST CONTRACT NUMBER F-410

Among

ING. JOSE FRANCISCO SERRANO SEGOVIA

MR. RAMON SERRANO SEGOVIA

MRS. TERESA SERRANO SEGOVIA

As “Trustors”

And

GE CAPITAL BANK, S.A.
INSTITUCION DE BANCA MULTIPLE
GE CAPITAL GRUPO FINANCIERO

As “Trustee”

With the appearance of CITIBANK, N.A.

DATED DECEMBER 15, 2004

Translation

AMENDING AGREEMENT TO THE IRREVOCABLE TRUST CONTRACT NUMBER F-410, dated December 15, 2004, among:

(1)	ENGINEER JOSE FRANCISCO SERRANO SEGOVIA (hereafter “Ing. José Serrano”);

(2)	MR. RAMON SERRANO SEGOVIA (hereafter “Mr. Ramón Serrano” and together with Ing. José Serrano, “Messrs. Serrano”);

(3)	MRS. TERESA SERRANO SEGOVIA (hereafter “Mrs. Teresa Serrano”); and

(4)	GE CAPITAL BANK, S.A., INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, as Trustee of the trust referred to in History I of this Agreement, a credit institution that is duly organized and exists to act as trustee under the laws of the United Mexican States (hereafter “Trustee”), represented in this act by its Delegate Trustees Elvira Gutiérrez Escobar and Aurelio Sergio Torres Rodríguez.

With the appearance of CITIBANK, N.A. (the “Bank”), and with the acknowledgement and acceptance of Grupo TMM, S.A. (“Grupo TMM”), TMM Holdings, S.A. de C.V. (“TMM Holdings”) and TMM Multimodal, S.A. de C.V. (“MM”).

HISTORY

I.	On December 14, 2001, Messrs. Serrano, Mrs. Teresa Serrano and the Trustee, with the appearance of the Bank, executed an irrevocable trust contract which was modified according to a certain amending agreement executed by the same parties on September 19, 2002 (the “Trust Contract”) under which Messrs. Serrano and Mrs. Teresa Serrano constituted trust number F-410 with the Trustee (the “Trust”), to which Ing. José Serrano contributed 3,036,555 (three million three hundred thirty-six thousand five hundred fifty-five) Series “A” shares, Mr. Ramón Serrano contributed 2,277,681 (two million two hundred seventy-seven thousand six hundred eighty-one) Series “A” shares and Mrs. Teresa Serrano contributed 4,412,914 (four million four hundred twelve thousand nine hundred fourteen) Series “A” shares, all representative of the capital stock of Grupo TMM. The terms defined in the Trust Contract are used in this Agreement with the same meaning attributed in the Trust Contract, unless specifically defined otherwise in this Agreement.

II.	To this date, the Trust Patrimony includes, among other things, 179,234 (one hundred seventy-nine thousand two hundred thirty-four) Series “A” shares contributed by Ing. José Serrano (the “JOSS Shares”), 134,441 (one hundred thirty-four thousand four hundred forty-one) Series “A” shares contributed by Mr. Ramón Serrano (the “RASS Shares”) and 260,475 (two hundred sixty thousand four hundred seventy-five) Series “A” shares contributed by Mrs. Teresa Serrano (the “TESS Shares”), altogether representing 1.007% (one

Translation

point zero zero seven percent) of the outstanding capital stock of Grupo TMM.

III.	In order to guarantee certain obligations of Promotora Servia, S.A. de C.V. and Messrs. Serrano in favor of the Bank, in December 2002 the Trustee constituted a Securities lien over the JOSS Shares, the RASS Shares and the TESS Shares (the “Securities Lien”) with Banco Nacional de México, S.A., a member of Grupo Financiero Banamex, as collateral agent.

IV.	On December 15, 2004, Kansas City Southern (“KCS”), KARA Sub Inc. (“Kara Sub”), KCS Investment I, Ltd. (“KCS Investment”), KCS Acquisition Subsidiary, Inc. (“KCS Sub”) and Caymex Transportation, Inc. (“Caymex”), as one party, and Grupo TMM, TMM Holdings and MM, as the other party, executed an Agreement titled Amended and Restated Acquisition Agreement (the “AAA”), which entirely amends the certain contract titled Acquisition Agreement dated April 20, 2003, under which, as modified and subject to the conditions established therein, KARA Sub, KCS Investment and Caymex shall acquire (the “Acquisition”) all the shares of the capital stock of Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“GTFM”) owned by MM.

V.	Grupo TMM is the legitimate owner of 49 (forty-nine) shares of the fixed part and 4,202,359 (four million two hundred two thousand three hundred fifty-nine) shares of the variable part of the capital stock of TMM Holdings, free and clear of any encumbrance, claim or lien by third parties, which represent 99.99% (ninety-nine point ninety-nine percent) of the capital stock of TMM Holdings (the “TMM Holdings Shares”).

VI.	On August 11, 2004, TMM Holdings and Inmobiliaria TMM, S.A. de C.V. (“Inmobiliaria”), as trustors, The Bank of New York as collateral agent and first place trust beneficiary, and Banco J.P. Morgan, S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, Fiduciary Division, as trustee, executed an Irrevocable Administration and Guarantee Trust Contract Number F/00088 (the “MM Trust Contract”), under which (i) TMM Holdings and Inmobiliaria constituted a trust (the “MM Trust”), (ii) TMM Holdings contributed 49 (forty-nine) Class I, Series A shares and 2,661,208 (two million six hundred sixty-one thousand two hundred eight) Class II, Series A shares, representing the capital stock of MM and which altogether represent over 96% (ninety-six percent) of the capital stock of MM (the “MM Shares”) and Inmobiliaria contributed 1 (one) Class I, Series A share of the capital stock of MM, and (iii) the trustee must allow TMM Holdings to exercise, on behalf of the trustee, all voting, corporate and any other rights inherent to the MM shares contributed respectively by TMM Holdings, unless the trustee of the MM Trust receives from The Bank of New York, in its capacity as collateral agent under the MM Trust Contract, a notice of default requesting of the trustee the revocation of the powers granted to TMM Holdings to exercise the voting rights corresponding to the MM Shares.

Translation

VII.	MM is the legitimate owner of 3,868,401 (three million eight hundred sixty-eight thousand four hundred one) shares representing 38.43% (thirty-eight point forty-three percent) of the capital stock of GTFM, free from any third party encumbrance, claim or lien (the “GTFM Shares”).

VIII.	The execution of this Amending Agreement is a condition precedent for the obligations assumed by KCS, Kara Sub, KCS Investment, KCS Sub and Caymex in the AAA.

IX.	Messrs. Serrano and Mrs. Teresa Serrano wish to execute this Amending Agreement to establish a legal mechanism for the Shares to be voted in favor of the approval of the AAA in the shareholders meeting of Grupo TMM in which the AAA is submitted to approval.

X.	This Amending Agreement is a valid and enforceable contract according to its terms, against the parties thereto, and except for the Securities Lien and the Trust, there is no encumbrance, lien, option or interest whatsoever with respect to the Shares that are part of the Trust Patrimony.

NOW THEREFORE, and taking into account the above History and in accordance with what is permitted under Clause 6.02 of the Trust Contract, the parties agree and bind themselves pursuant to the following:

CLAUSES

FIRST. Clause 4.02 of the Trust Contract is hereby modified so that as of the date of this Amending Agreement, such Clause 4.02 will read as follows:

“Clause 4.02. Corporate Rights of the Shares. The Trustee shall in all cases administer and exercise the corporate rights inherent to the Shares it holds according to instructions (i) of Ing. José Serrano in relation to the JOSS Shares, (ii) from Mr. Ramón Serrano with respect to the RASS Shares, and (iii) from Mrs. Teresa Serrano with respect to the TESS Shares; provided, however that if a shareholders meeting of the Grupo TMM is called on or before December 31, 2005 to analyze and, if such is the case, irrevocably approve the Acquisition and other transactions contemplated in the AAA and the ancillary documents to the AAA (the “Ancillary Documents”), the Trustee shall exercise the voting rights inherent to all the Shares it holds:

(i)	irrevocably approving the Acquisition and other operations contemplated in the AAA as well as the Ancillary Documents;

(ii)	irrevocably giving instructions to call a shareholders meeting of TMM Holdings to analyze, and if such is the case, irrevocably approve the Acquisition and other operations contemplated in the Ancillary Documents; and

Translation

(iii)	irrevocably instructing that, in the TMM shareholders meeting called to analyze, and if applicable, irrevocably approve the Acquisition and the other operations contemplated in the Ancillary Documents, the voting right inherent to all the TMM Holdings Shares will be exercised by Grupo TMM (I) irrevocably approving the Acquisition and the other transactions contemplated by the AAA and the Ancillary Documents; and (II) irrevocably instructing that (A) an MM shareholders meeting be called to analyze, and if applicable, irrevocably approve the Acquisition and the other operations contemplated in the Ancillary Documents, and (B) in the MM shareholders meeting irrevocably called to analyze, and if applicable, irrevocably approve the Acquisition and the other operations contemplated in the Ancillary Documents, TMM Holdings will exercise the voting rights inherent to all the MM Shares irrevocably approving the Acquisition, all other operations contemplated by the AAA the Ancillary Documents and any other issue related to the execution, approval, delivery and performance of the AAA.

For the purposes of this Trust:

“AAA” means the agreement titled Amended and Restated Acquisition Agreement executed on December 15, 2004, by Kansas City Southern (“KCS”), KARA Sub Inc., KCS Investment I, Ltd., KCS Acquisition Subsidiary, Inc. and Caymex Transportation, Inc., as one party, and Grupo TMM, TMM Holdings and MM, as the other party, which modifies in full a certain contract named Acquisition Agreement dated April 20, 2003, under which, as amended, and subject to the conditions established therein, KARA Sub inc., KCS Investment I, Ltd. and Caymex Transportation, Inc., shall acquire (the “Acquisition”) all shares of the capital stock of the Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. owned by MM.

It is expressly established that (i) the Trustee shall be present at all ordinary and extraordinary shareholders meetings of Grupo TMM to which it is called and shall exercise the voting rights inherent to the shares it holds under Clause 4.02, and (ii) the Trustee, upon written request of KCS (with a copy delivered to Messrs. Serrano and Mrs. Teresa Serrano), must request of the chairman or secretary of the board of directors of Grupo TMM, that he call a shareholders meeting of Grupo TMM to analyze, and, if such is the case, irrevocably approve the Acquisition and other operations contemplated in the Ancillary Documents.”

SECOND. Clause 6.02 of the Trust Contract is hereby modified to read as follows as of the date of this Amending Agreement:

“Clause 6.02. Modifications. (i) No modification or waiver of any provision of this Trust will be valid unless it is in writing and signed by Trustee, Messrs. Serrano, Mrs. Teresa Serrano and the Bank, and in this case, such modification or waiver will only be valid for the specific case and in relation to the modification or waiver for which it has been executed (ii) provided that, the foregoing notwithstanding, on or before December 31, 2005 (or any other subsequent date to which the Termination Date (as defined in the

Translation

AAA) of the AAA has been extended), any modification or waiver of any provision of Clause 4.02 of this Trust or paragraph (ii) of this Clause 6.02, must also be approved and consented in advance and in writing by KCS.

The rights granted to KCS under this Clause 6.02 are a stipulation in favor of KCS according to articles 1868, 1869 and 1870 of the Federal Civil Code, with respect to which Messrs. Serrano and Mrs. Teresa Serrano waive the rights and exceptions that may correspond to them under articles 1871 and 1872 of the Federal Civil Code.”

THIRD. The parties to this Amending Agreement agree that nothing stipulated herein will affect any right that the Bank may have as secured creditor with respect to the Shares, and except for the provisions of the Trust Contract that are specifically modified pursuant to this Amending Agreement, all other provisions of the Trust Contract are hereby ratified.

IN WITNESS WHEREOF, the parties sign this Agreement on the date indicated at the beginning of its instrument.

“TRUSTORS”

ING. JOSE SERRANO SEGOVIA	MR. RAMON SERRANO SEGOVIA

[illegible signature]	[illegible signature]

MRS. TERESA SERRANO SEGOVIA

[illegible signature]

“TRUSTEE”

GE CAPITAL BANK, S.A.
INSTITUCION DE BANCA MULTIPLE
GE CAPITAL GRUPO FINANCIERO

[illegible signature] By: Elvira Gutiérrez Escobar Title: Delegate Trustee	[illegible signature] By: Aurelio Sergio Torres Rodríguez Title: Delegate Trustee

“BANK”

CITIBANK, N.A.

By:
Title:

Translation

RECEIVED AND ACCEPTED:

GRUPO TMM, S.A.	TMM HOLDINGS, S.A. DE C.V.
[illegible signature]	[illegible signature]

By: JOSE F. SERRANO SEGOVIA and	By: JOSE F. SERRANO SEGOVIA and
Title: JAVIER SEGOVIA SERRANO	Title: JAVIER SEGOVIA SERRANO
Attorney-in-Fact / Attorney-in-Fact	Attorney-in-Fact / Attorney-in-Fact

TMM MULTIMODAL, S.A. DE C.V.
[illegible signature]
By: JOSE F. SERRANO SEGOVIA and
Title: JAVIER SEGOVIA SERRANO
Attorney-in-Fact / Attorney-in-Fact

Translation

MRS. TERESA SERRANO SEGOVIA

[illegible signature]

“TRUSTEE”

GE CAPITAL BANK, S.A.
INSTITUCION DE BANCA MULTIPLE
GE CAPITAL GRUPO FINANCIERO

[illegible signature]	[illegible signature]

By: Elvira Gutiérrez Escobar	By: Aurelio Sergio Torres Rodríguez
Title: Delegate Trustee	Title: Delegate Trustee

“BANK”

CITIBANK, N.A.

[illegible signature]

By: CATHERINE J. PULVER
Title: Vice President – Senior Credit Officer
Investment Finance – Latin America
Private Banking Group

RECEIVED AND ACCEPTED:

GRUPO TMM, S.A.	TMM HOLDINGS, S.A. DE C.V.
[illegible signature]	[illegible signature]

By:	By:
Title:	Title: